Fusion Telecommunications International, Inc.
420 Lexington Avenue Suite 1718
New York, NY 10170

mgelberg@fusiontel.com
December 11, 2012

‘CORRESP’

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Robert S. Littlepage, Accountant Branch Chief
Dean Suehiro, Senior Staff Accountant

Ladies and Gentlemen:

Fusion Telecommunications International, Inc. (the “Company”) is in receipt of the staff’s comment letter dated December 6, 2012; and, with respect to staff comment 2 below, we refer to the December 7, 2012 conversation between Marc Gelberg on behalf of the Company and Dean Suehiro on behalf of the staff.  Following are the Company’s responses to the staff’s comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Report of Independent Registered Public Accounting Firm, Page F-1

1.	Please provide a report that identifies the independent registered public accounting firm pursuant to Rule 2-02(a) of Regulation S-X.

RESPONSE: The Company proposes to amend its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 to include a corrected report from its independent registered public accounting firm that is in compliance with Rule 2-02(a) of Regulation S-X.

Note 4. Sale of Accounts Receivable, page F-10

2.
We understand that you are paid within three business days after Prestige receives payment on the accounts receivables you sold to them.  Please tell us Prestige’s obligation to you if such payments are not received and what your recourse will be if this were to occur.

RESPONSE:  In light of the December 7, 2012 telephone conversation referred to above, we understand that the staff intended that its comment request the Company to explain Prestige’s rights and the Company’s obligations in the event Prestige does not receive payment from our customer within 90 days of the related invoice date.  In the event Prestige does not receive payment on an account receivable within 90 days of the related invoice date, and a bankruptcy proceeding or other “insolvency” event, as defined in the Prestige agreement, has occurred with respect to the customer, then Prestige has no recourse against the Company.  If an “insolvency” event has not occurred, then Prestige has the right, after 90 days, to charge the amount of the receivable back to the Company, with such amount being payable to Prestige on demand.  Please see the Company’s response to staff comment four for additional details.

Note 16. Commitments and Contingencies
Legal Matters, page F-20

3.	Please revise the last sentence to disclose the impact on your results of operations and cash flows, if material, and advise us.

RESPONSE: The Company does not expect the outcome of any of the claims, legal actions or regulatory inquires referenced in this paragraph to have a material effect on the Company’s liquidity, cash flows, financial condition or results of operations.  The Company proposes to revise its disclosure accordingly in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Sale of accounts receivable, page 7

4.
Please tell us the amount of accounts receivable sold with recourse and why it is appropriate to derecognize it from your consolidated balance sheet prior to 90 days of the invoice date.  Refer to your basis in the accounting literature.

RESPONSE: At September 30, 2012, the Company had sold $1.1 million of accounts receivable for which Prestige had not received payment as of the balance sheet date.  In determining that it is appropriate to derecognize the accounts receivable from its balance sheet, the Company relied upon the guidance provided by ASC 860-10-40-4 and 40-5.  Under the terms of the agreement with Prestige, the Company transfers all of its rights, title and interest to the applicable receivables and transfers effective control of the assets to Prestige such that the Company believes that the criteria outlined in ASC 860-10-40-4 and 40-5 are satisfied and the conditions for a sale of financial assets have been met at the time the receivables are transferred to Prestige.  The receivables transferred to Prestige are effectively isolated and the Company believes that the terms of the agreement put these assets beyond the reach of the Company and its creditors.  Prestige is not restricted from pledging or exchanging the receivables sold.  Furthermore, there is no continuing involvement by the Company with respect to the transferred assets.  The Company does not maintain effective control over the assets after transfer, as Prestige is a third party in which the Company has no equity interest.  The Company does not perform any servicing activities with respect to the receivables and does not have the ability to revoke the transfer.  In addition, the potential charge back to the Company for the amount of the receivable in the event payment is not received within 90 days is solely at the discretion of Prestige and not the Company, and therefore does not impact the control provisions of ASC 860-10-40-5(c), since Prestige may choose not to exercise its option to charge back the Company for the amount of the receivable, or the conditions which would allow for such charge-back might not occur.

The Company also notes that it only assigns accounts receivable from customers who are well known and established within the telecommunications industry, have a proven credit history with the Company and represent a very low credit risk as determined in accordance with the Company’s credit policy.  As a result, the Company believes that the likelihood that a receivable would be charged back to the Company from Prestige is remote.

The Company trusts the foregoing sufficiently responds to the staff’s comments.

In furtherance of the Company’s response to the staff’s December 6, 2012 comment letter on the above-referenced filings, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Gordon Hutchins, Jr.
Gordon Hutchins, Jr.
President, Chief Operating Officer and Acting Chief Financial Officer

cc:           Matthew Rosen, CEO
Rothstein Kass
Steven I. Weinberger